EXHIBIT 99.1

2001, year one of the new millennium

2001, year one of Vivendi Universal


This new company has become a reality thanks to you, the shareholders, who voted overwhelmingly--96.6%--in favor of the merger of Vivendi, Canal+ and Seagram. What made this vote even more significant is the record-breaking turnout at the truly "extraordinary" shareholders' meeting, at which 183,000 of you voted.

For the first time, a French group has elevated itself to a position among the world leaders in media and communications, just as it had already done in environmental services. Our vision is a powerful one--to provide entertainment, information and services to consumers on all of their communication devices.

This new and exciting chapter in the history of our company is one we shall continue writing together.

I am extremely grateful to you for your enthusiasm and loyalty.



Jean-Marie Messier,
Chairman and CEO


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EXTRACTS FROM JEAN-MARIE MESSIER'S SPEECH AT VIVENDI'S EXTRAORDINARY
SHAREHOLDERS' MEETING, DECEMBER 5, 2000

While preparing this Shareholders' Meeting over the past few weeks, I have seen the number of voters increase day after day. So much so, that I wanted to start my talk by saying "You're just wonderful!"

You really are tremendous. Our meeting today has been called for an event: the creation of Vivendi Universal. A French group is about to become the world's number two in communications, an industry where, for decades, no European group has managed to come anywhere close to troubling American domination.

183,000 SHAREHOLDERS VOTE: AN UNPRECEDENTED LEVEL OF PARTICIPATION

But there is another totally unexpected event within this event. There are seven thousand of you here this evening for the Shareholders' Meeting, which is a record in Vivendi's history, over twice as many as in April. What's more, we generally register an average of forty thousand votes at our Shareholders' Meetings, but about one hundred and eighty-three thousand of you want to vote on this fantastic project. That's right: one hundred and eighty-three thousand Vivendi shareholders are voting this evening. That's four or five times the usual number to vote by proxy, and four or five times the usual number to vote by correspondence.

This unprecedented level of shareholder participation is a wonderful reward for us, a real demonstration of shareholder democracy.

(...) Over and beyond the figures and the quorums, it shows that you all have a very strong feeling of belonging, that you have sensed the full importance of the stakes that have brought us here today, to witness the birth of a project, the like of which is rarely seen.

This Shareholders' Meeting, which is "extraordinary" in more ways than one, starts a new chapter in the history of our group. 2001, the first year in the new millennium; 2001, the first year of Vivendi Universal. And the chapter is founded on a strong and steadfast vision.

We have constantly stated our deeply-held belief that the quality of life of the world's people in the twenty-first century will be tied to two major issues: protecting the environment, and the spectacular explosion of communications in all forms. We have also constantly restated our mission: in relation to these two issues, Vivendi intends to be a player on a global scale. This objective has been fully achieved as regards the environment. Vivendi Environnement is the undisputed leader worldwide. This powerful company has the solid base of almost a century and a half of experience.

(...) But who would have thought it possible--who could ever have dreamt--that, in communications, from the first foundation stones laid by Guy Dejouany, we would reach the event that has brought us here today: the creation, through the friendly merger between Vivendi, Seagram and Canal+, of Vivendi Universal, which will

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weigh in ahead of such communications giants as Disney, CBS-Viacom and the
Murdoch group, News Corp.

Before the AOL and Time Warner merger takes place, which will be in a few weeks' time at best, Vivendi Universal will enter the new century and millennium as the world leader in communications.

What a symbol for our future ambitions. And what a response to the skeptics, the naysayers, and those who want to stay in their own backyard. To all of them, Vivendi Universal will demonstrate that it is possible to be both French and global, and that defending the French culture sometimes means stepping out for a breath of fresh air. This ambition was made possible by you, our shareholders, who have always supported our choices actively and loyally, knowing that they would create value in the long term.

PERFORMANCE OF VIVENDI STOCK

Your loyalty has been rewarded. In the space of four years, our share price has quadrupled, from 20 to 80 euros on average over recent months. In four years, our market capitalization has increased sevenfold, and our operating income tenfold.

This performance is not the result of a financial strategy. We achieved it by carrying out to the full our job as entrepreneurs, which means knowing how to take risks and show daring, anticipating change, and seizing opportunities.(...)

Our group has created a great deal of value over the last four years. Even so, some of you have been worried by the share performance since the announcement of the merger last June, or by the comments it gave rise to.(...)

After the announcement of a transaction of this size, it is normal and inevitable that a stock becomes the target of massive arbitrage operations until the deal is finalized. Several factors influence the share price during such periods: speculation on the merger premium; uncertainties about the calendar; the need to make the new group known in new markets.(...)

But the performance of a company's stock is meaningless unless it is compared with that of its competitors. Both media and telecom stock have been the subject of a major correction since the beginning of the year, and especially after the spring. Following a period of excessive highs, we are now going through excessive lows. For Vivendi, the result is simple: whether you take the period from January 1 or from June 20, we have basically performed in the same way as those companies that most closely resemble Vivendi Universal--media companies--and we have performed much better than telecom companies.

Having said that, for the future, our objective is not to do as well as our competitors, but to do significantly better than them for a long time to come.

We are convinced that the merger will create a great deal of value for our shareholders, and will continue to do so for many years. If we at Vivendi were not convinced of that, I would not be putting the merger to the vote today. If the

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shareholders of Seagram were not convinced of that, they would not have approved it. Among those shareholders is the Bronfman family, which is investing the family fortune of several generations in Vivendi Universal. That is a powerful signal of confidence in our group's growth potential, and in the potential of our stock.

A MERGER THAT MAKES SENSE

(...) This merger makes sense. Its main strength is that it is a friendly transaction. All three partners wanted it, because all three believe it is a tremendous lever for growth.

For Vivendi, it is the decisive step in our strategy to become a world leader in communications. We have a strong presence in publishing, the media, PC games, and trade information through Havas; in fixed and mobile telephony through Cegetel; in the Internet through VivendiNet and Vizzavi; and in pay television through our partnership with Canal+.

What we don't have is the content that is vital for tomorrow's Internet world: music, above all, followed by film, in part. We are also too exclusively European. We don't have the world's biggest market: the U.S. Seagram brings us all that. As for the merger with Canal+, it's the logical conclusion of a long collaboration between the two companies. Canal+ brings an essential element to Vivendi Universal: digital television, which will soon be one of the major ways of accessing the Internet, and no doubt one of the most profitable.

(...)Another thing that makes sense in this merger is that we share a common vision: that the world of communications is set to undergo a very real revolution with the appearance of the high-speed Internet. What that means is that all forms of content, including music and film, will be streaming onto all the devices we use daily. The frontiers between these devices will become increasingly fuzzy: you will order films on demand, games, and products on your television; you will listen to a live debate or concert on your PC; and on your mobile phone, you will scroll through video clips or trailers for the week's new films before clicking to reserve a seat in the movie theater nearest your home or anywhere you happen to be, which your mobile will have identified all by itself!

In our common vision, consumers won't have to take any interest in technology. We alone have to manage the technological complexity and offer them the easiest service to use. Vivendi Universal is not--and will never be--a technology-focused company. Our focus is on service to consumers and customers, on making their life easier, richer, more exciting, and more practical.

In our common vision, tomorrow's world will be far from uniform. It will be multicultural, inter-linked, and rich with differences. It will be an open world, a world of cultural diversity. Music is the best example of this: popular culture PAR EXCELLENCE, it is both a universal language and the vibrant expression of a given local culture. It lets all young people worldwide pulse to the same rhythm by listening to the greatest international hits. At the same time, however, demand for local, national and cross-cultural music is increasingly strong. Because of its own diversity, Vivendi Universal

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will doubtless be the global company best able to understand and promote this multicultural world, open to all cultures and their diversity.

That will be our strength, and also a source of pride.

VIVENDI UNIVERSAL: THE RESOURCES FOR STRONG GROWTH

This merger creates value through one group, Vivendi Universal, whose prospects for growth are outstanding.

What will we start with in communications? About seventy-five thousand employees (more than forty thousand in Europe, and thirty thousand in North America), generating pro forma revenues of almost 25 billion euros at the end of 2000, and pro forma EBITDA of 3.2 billion euros in the consolidated businesses alone.

More importantly, Vivendi Universal will have the resources for exceptionally strong growth in both revenues and operating margins.(...)

Over and beyond the significant cost savings that we fully intend to achieve, the merger will offer us the possibility of numerous revenue synergies--the creation of new businesses, products and services. Thanks to the great progress made by our teams, we can already estimate that these will represent additional EBITDA of 220 million euros in 2002, and more than 400 million euros in 2003.

(...) These figures are based on dozens of projects that have already been identified and for which operating responsibility has already been set in place. The figures are reliable and concrete.

(...) We are therefore very comfortable with our business and financial performance forecasts, irrespective of the economic climate in the next two years.

We owe this in part to our move toward subscription models in our access businesses (television and telecommunications). It comes at just the right time, because with the high-speed Internet, everyone will be able to have immediate, and almost limitless, access to film libraries, music catalogs, and information. This will enhance the value of the content. In addition, the business models--the profit-generating ones, at any rate--will increasingly give ground to more flexible and complete subscription offers.

This is a business we know inside out.

(...) Moreover, our group will have a very sound financial footing in communications, probably the best of all its competitors. With share capital amounting to more than 50 billion euros, after the disposal of Seagram's spirits and wine business, Vivendi Universal is expected to have zero net debt on January 1, 2001 on a pro forma basis. Thanks to our free net cash flow and the opportunities to dispose of some holdings, such as our stake in BSkyB, we will have an additional war chest of 10 billion euros for 2001-2002 before the first euro of debt, and without the creation of new shares. That means we will have the resources to pursue the growth of our businesses in an especially healthy and efficient way.

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On these very sound bases, which differentiate us strongly from our competitors,
I have no hesitation whatsoever in saying that the current level of our share price, which has been very adversely affected temporarily by arbitrage operations on the U.S. and European indexes, does not reflect the true value of Vivendi's businesses, nor does it reflect the future prospects of Vivendi Universal.


2000-2002 GROWTH OBJECTIVES: REVENUES UP 10% ANNUALLY
                        EBITDA UP 35% ANNUALLY


VIVENDI UNIVERSAL: THE COMPANY WITH ALL THE TALENTS

So that's the financial position your group will have. Over and beyond that, though, as you know, Vivendi Universal will be the company with all the talents.

You know Vivendi's businesses, and those of Canal+. We talked earlier about film. Let me turn now to music, Seagram's core business. With Universal Music, we will be number one worldwide, with operations in more than sixty countries, and leader in the majority of our markets (number one in the U.S., France, Germany, the U.K., Brazil, etc.). We will be leader not only in pop music, but also in classical music and jazz, with the best-known labels. In the 1999/2000 period, sixty-five artists each sold more than a million albums. With more than eight hundred thousand titles, Universal Music has the world's largest music catalog, including Johnny Hallyday, Jessye Norman, Shania Twain, and Elton John. In France, artists include such classics as Montand, Brassens and Brel, but also contemporary artists such as Faudel, Khalel, Mylene Farmer, and Florent Pagny. (...)

The businesses, the figures, value creation, our products--we still haven't mentioned our most important source of wealth: the men and women who form, and will continue to form, the Vivendi Universal teams. Everyone knows that the success of a merger of this scope depends first and foremost on the people involved and their ability to get along, understand each other, and work together. Since June 20, our teams have indeed been working together. I have to say that the ease, warmth, and professionalism of these meetings have been astounding. We are all set. Vivendi Universal will not simply be a juxtaposition of separate businesses. We intend to form an integrated group, supported by a world-class, highly professional and enthusiastic team. This team won't be just Edgar Bronfman Jr., Eric Licoys and Pierre Lescure. Other members of the team are Doug Morris, for music; Agnes Touraine for publishing; Barry Diller, for television, with USA Networks; Denis Olivennes, for Canal+; Ron Meyer and Stacey Snider for film; Philippe Germond for the Internet; and Frank Esser for the telecoms.

Many others deserve equal mention, not forgetting all the teams of Henri Proglio. These talents and people are our strength.

They are united within a diversified internal culture that respects everyone's differences but provides strong, shared values: customer focus, creativity, teamwork, ethical standards, and responsibility toward our communities.

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I'd like to say a little more about responsibility toward our communities, which is now, more than ever, a fundamental corporate value for Vivendi Universal. It is demonstrated in a concrete and ambitious way through employee shareholding, social dialogue, youth employment and the Vivendi Foundation.

BEST INTERNATIONAL PRACTICES OF CORPORATE GOVERNANCE

(...)
o Our board of directors will reflect the international nature of our group. Eight directors out of twenty will be non-French. The board will also be very independent, with fourteen independent directors out of twenty, meaning they are non-executive directors who do not represent any major shareholders or financial or trading partners.

o Double voting rights will be eliminated to ensure that all shareholders benefit from equal treatment.

o The possibility of launching a capital increase will be eliminated in the event of a public offering: the possibility was eliminated this year, and will not be reintroduced.

o The period during which share trading must be frozen in order to exercise voting rights will be reduced from five days to one day.

o As for the mechanism aimed at proportionalizing votes based on the number of voters at Shareholders' Meetings, it is not intended that this be permanent. As soon as we manage to increase the level of voting participation, with a target of 60 per cent of votes represented, we will be able to eliminate it.

(...) This series of measures boosts us to the highest international standards of corporate governance, and should, I hope, meet the requirements expressed by the most demanding French and international investors.

That, ladies and gentlemen, is what I wanted to share with you before submitting our wonderful Vivendi Universal project to your vote.(...)

If I were a producer, I would say: "The screenplay for 'LOOKING TO THE FUTURE' is ready. The cast is just great. Let's start the cameras rolling.

If I were a conductor, I would say: "The orchestra is in place, all of the musicians know their scores and the instruments are ready to play together and support one another. Let's raise the baton."

If I were a writer, I might quote the poet Rene Char: "There are only two ways of living: you can dream your way through life, or you can fulfill your dream." Let's fulfill our dream.

If I were a general, I would say, "There is something more powerful than all the armies in the world--a timely idea."

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If I were Aime Jacquet [the manager of the World Cup-winning French soccer team], I would tell you once again of how great it is for a team to achieve something that many thought impossible.

I'm none of those things. I just want to make you understand my gratitude and my confidence.

Vivendi Universal will be a very big house, full of life, multi-faceted, rich in talent and cultures. A house that is proud of its ambiance, filled with music, books, and films. A house where it is good to live, talk, communicate, and learn new things. You, the shareholders, hold the key to this big house in which it will be so good to live. So, if you're ready, let's turn the key and open the door to Vivendi Universal together.

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THE VIVENDI EXTRAORDINARY SHAREHOLDERS' MEETING

SEAGRAM

Extracts from Edgar Bronfman, Jr.'s comments

I am speaking to you from Montreal, where the Seagram shareholders' meeting has been held. I am very pleased to inform you that over 90% have voted in favor of the merger with Vivendi and Canal+. This overwhelming approval is proof that our shareholders strongly favor the merger, which is the culmination of Seagram's strategy to transform itself into one of the world's leading entertainment companies. Universal brings the new company some fantastic businesses: Universal Music Group, the world's largest and most successful music business; a rapidly growing theme park business; profitable television businesses, including a stake in USA Networks; and a motion picture business, Universal Studios, which this year and last has shattered all its previous box office records.

Vivendi Universal offers shareholders tremendous growth prospects--stronger growth than the three companies could have achieved as stand-alone businesses.

Vivendi Universal is a fully integrated media and communications company that will provide an array of entertainment and information unmatched by any of its competitors.

In the new world of total mobility, consumers will access content anywhere, any time, over any device or platform.

I am excited at the prospect of working along side Jean-Marie Messier and the rest of the Vivendi Universal management team to develop this great company.

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CANAL+ ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF DECEMBER 8, 2000

Extracts from Pierre Lescure's speech

The world of Vivendi Universal is the same as that of Canal+. But it is bigger and richer, more solid and more international, with market shares to conquer and opportunities to be seized more easily.

In the future, the TV and Film business unit, led by the teams of Canal+ and Universal Studios, will set the world's standard in the image-based entertainment industry; its brands and labels will be household names everywhere. You will be proud of Canal+, just as I am already proud of Canal+, Universal Studios and Vivendi Universal.

Yes, I am proud of Canal+ and Universal Studios. Through major investments, we have put in place a series of coherent and outstanding resources for the television of tomorrow. We began with the acquisition of Nethold in 1996. Other milestones include the launch of our European studio project, which culminated in the creation of StudioCanal, the rapid introduction of digital broadcasting, and the commercial growth of Canal+ Technologies outside France. I see in Universal Studios a mirror image of our ongoing consolidation of our business's foundations. Over the last few years, the studio's stature has been firmly established; it has negotiated long-term distribution agreements, developed foreign theme parks and invested in the creation of new channels. And we will be able to amortize the investments even faster because of the content synergies with the music and electronic publishing businesses and the new methods of distribution that form the pillars of Vivendi Universal.

I know that, not only will we succeed right down the line, but that we are in the best position to move faster than anyone else because recognized creativity and a well-established reputation are inevitably accompanied by more customers and greater profitability. This is true of all sectors, including film.

Vivendi Universal is the start of something new for you and for us; it stands on the best foundations, the ones we have built, with your unending support.(...)

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QUESTIONS AND ANSWERS

ON WHICH STOCK EXCHANGES IS VIVENDI UNIVERSAL LISTED?

Beginning December 11, 2000, Vivendi Universal shares are traded on the main market of EuronextParis; American Depositary Shares (ADS) are traded on the New York Stock Exchange; and exchangeable shares are traded on the Toronto Stock Exchange.

WHAT HAPPENS TO MY VIVENDI SHARES AS A RESULT OF THE VIVENDI UNIVERSAL LISTING?

Each of your Vivendi shares has been converted automatically into a Vivendi Universal share. You don't need to do anything.

WHAT HAPPENS TO MY CANAL+ SHARES AS A RESULT OF THE VIVENDI UNIVERSAL LISTING?

For each Canal+ share, you have received two Vivendi Universal shares and you keep one Canal+ SA share. From now on, the entire business of Canal+ SA will be the production and distribution of the French pay-TV channel.

IS THE SICOVAM CODE FOR VIVENDI UNIVERSAL STOCK DIFFERENT FROM THE CODE FOR VIVENDI STOCK?

Yes. Since December 11, Vivendi Universal's shares have been assigned 12777 as their Sicovam code.

The code for Vivendi Universal shares benefiting from free safekeeping service until the end of December 2000 (1999 public offering) is 12778.

The codes for other securities (share subscription warrants, bonds, Oceane) remain unchanged.

WHAT WILL BE THE TAX IMPACT OF THE MERGER FOR VIVENDI SHAREHOLDERS?

The merger will have no adverse tax impact for Vivendi shareholders. In fact, the transaction whereby one Vivendi share is exchanged for one Vivendi Universal share will benefit from a deferment of capital gains tax. Individual shareholders in France will not be required to take any form of action with regard to their tax office.

Any possible net gain when Vivendi Universal shares are sold will result from the difference between the selling price of Vivendi Universal shares and the purchase price of exchanged Vivendi shares.

WHAT WILL BE THE TAX IMPACT OF THE MERGER FOR CANAL+ SHAREHOLDERS?

For Canal+ shareholders, the Vivendi Universal shares obtained will be considered as having a zero purchase value, and the exchange will benefit from a deferment of taxation.

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If the Vivendi Universal shares acquired in this way are later sold, the net gain will be the equivalent of the selling price net of fees, in the knowledge that Canal+ shares may conceal a latent capital loss.

WILL THE TERMS FOR EXERCISING AND ALLOCATING WARRANTS AND OCEANE BE CHANGED?

The listing of warrants and the exchange of Oceane was suspended from December 1, 2000 until December 14, 2000 inclusive.

The terms for exercising and allocating warrants and Oceane remain unchanged:
- with 40 share subscription warrants, you can subscribe to 3.05 Vivendi Universal shares for a total amount of 137.20 euros.
- with one Oceane, you obtain 3.047 Vivendi Universal shares.

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YOUR DATES WITH VIVENDI UNIVERSAL

CALENDAR

SHAREHOLDER WORKSHOPS
ON THE STOCK EXCHANGE

Saturday, February 24, 2001 in Rennes
Saturday, March 10, 2001 in Paris
Saturday, March 24, 2001 in Montpellier
Saturday, March 31, 2001 in Paris
Saturday, April 28, 2001 in Paris


Mastering the Internet
in the Shareholder Reception Area at the Paris headquarters

Using the Internet
Wednesdays, from 2:30 to 4:30 p.m.

The Internet and the stock exchange
Mondays, from 2:30 to 4:30 p.m.

To register, call our toll-free number
0 805 806 807
(Free from a fixed phone anywhere in France)



TRADING INFORMATION

                             New Sicovam Code: 12777

Since the merger was announced, Vivendi Universal shares have performed slightly better than media shares as a whole and much better than telecom shares.

Vivendi Universal, from June 20 to December 13, 2000

Vivendi Universal shares down 11.18% Media sector down 12.91% Telecoms sector down 25.13%

(Graph showing prices at the following dates)
June 20 June 28 July 6 July 17 July 25 August 2 August 10 August 18 August 28 Sept. 5 Sept. 13 Sept. 21 Sept. 29 Oct. 9 Oct. 17 Oct. 25 Nov. 2 Nov. 10 Nov. 20 Nov. 28 Dec. 8

SHAREHOLDER INFORMATION
                                                        www.vivendiuniversal.com

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Toll-free number
0 805 806 807
Free from a fixed phone anywhere in France

Securities Department
0 801 83 80 93
Local calling charge applies from a fixed phone anywhere in France